SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED)

In January 2010, the FASB issued an ASU to amend existing oil and gas reserve accounting and disclosure guidance to align its requirements with the SEC's revised rules. The significant revisions involve revised definitions of oil and gas producing activities, changing the pricing used to estimate reserves at period end to a twelve month arithmetic average of the first day of the month prices and additional disclosure requirements. In contrast to the SEC rule, the FASB does not permit the disclosure of probable and possible reserves in the supplemental oil and gas information in the notes to the financial statements. The amendments are effective for annual reporting periods ending on or after December 31, 2009. Application of the revised rules is prospective and companies are not required to change prior period presentation to conform to the amendments. Application of the amended guidance has only resulted in changes to the prices used to determine proved reserves at December 31, 2009, which did not result in a significant change to the Company's proved oil and natural gas reserve volumes. The new guidelines have expanded the definition of proved undeveloped reserves that can be recorded from an economic producer. The opportunity to prove reasonable certainty for spacing areas located more than one direct development spacing area from economic producer did not impact or prove undeveloped reserves.

(a)	Net proved oil and gas reserves

Dejour engaged independent qualified reserve evaluators, GLJ Petroleum Consultants Ltd. (“GLJ”) and Gustavson Associates (“Gustavson”), to review the Company’s proved developed and proved undeveloped oil and gas reserves.  As at December 31, 2009, the Company’s oil and gas reserves are located in both Canada and the United States.  The changes in our net proved reserve quantities are outlined below.

Net reserves are Dejour royalty and working interest remaining reserves, less all Crown, freehold, and overriding royalties and interests that are not owned by Dejour.

Proved reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that can be estimated with a high degree of certainty to be economically recoverable under existing economic and operating conditions.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Proved developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involved a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.  Developed reserves may be subdivided into producing and non-producing.

Proved undeveloped reserves are those reserves that are expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production.

The Company cautions users of this information as the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty.  The reserves are based on economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include new technology, changing economic conditions and development activity.

YEAR ENDED DECEMBER 31, 2008
CONSTANT PRICES AND COSTS

Net Proved Developed and
Proved Undeveloped Reserves

		Canada			United States			Total
	Light and	Natural Gas		Barrels of Oil	Light and		Barrels of Oil	Light and	Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Medium Oil	Natural Gas	Equivalent	Medium Oil	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)
December 31, 2007	-	3	1,486	251	8	169	36	8	3	1,655	287
Extensions & Discoveries	102	1	335	159	-	-	-	102	1	335	159
Infill Drilling	88	-	38	94	-	-	-	88	-	38	94
Technical Revisions	50	6	153	81	-	-	-	50	6	153	81
Sales	-	-	-	-	(8)	(169)	(36)	(8)	-	(169)	(36)
Production	(8)	(1)	(426)	(80)	-	-	-	(8)	(1)	(426)	(80)
December 31, 2008	232	9	1,586	505	-	-	-	232	9	1,586	505

Developed	127	9	1,539	393	-	-	-	127	9	1,539	393
Undeveloped	105	-	47	113	-	-	-	105	-	47	113
Total	232	9	1,586	505	-	-	-	232	9	1,586	505

YEAR ENDED DECEMBER 31, 2009
CONSTANT PRICES AND COSTS

Net Proved Developed and
Proved Undeveloped Reserves

		Canada			United States			Total
	Light and	Natural Gas		Barrels of Oil	Light and		Barrels of Oil	Light and	Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Medium Oil	Natural Gas	Equivalent	Medium Oil	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)
December 31, 2008	232	9	1,586	505	-	-	-	232	9	1,586	505
Extensions & Discoveries	-	-	-	-	397	60,197	-	397	-	60,197	-
Infill Drilling	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	14	1	65	27	-	-	-	14	1	65	27
Sales	(82)	(5)	(383)	(151)	-	-	-	(82)	(5)	(383)	(151)
Production	(66)	(1)	(515)	(154)	-	-	-	(66)	(1)	(515)	(154)
December 31, 2009	98	4	753	227	397	60,197	-	495	4	60,950	227

Developed	70	4	743	197	-	-	-	70	4	743	197
Undeveloped	28	-	10	30	397	60,197	-	425	-	60,207	30
Total	98	4	753	227	397	60,197	-	495	4	60,950	227

(b)	Capitalized Costs

As at December 31,	2009	2008	2007

Canada
Proved oil and gas properties	$17,535,742	$22,132,700	$2,996,418
Unproved oil and gas properties	9,047,242	8,996,406	4,272,314
Total capital costs	26,582,984	31,129,106	7,268,732
Accumulated depletion and depreciation	10,018,351	3,635,777	-
Impairment	3,955,854	-	-
Net capitalized costs	$12,608,779	$27,493,329	$7,268,732

United States
Proved oil and gas properties	$-	$-	$2,082,025
Unproved oil and gas properties	28,616,124	29,493,398	25,363,742
Total capital costs	28,616,124	29,493,398	27,445,767
Accumulated depletion and depreciation	-	-	-
Net capitalized costs	$28,616,124	$29,493,398	$27,445,767

Total
Proved oil and gas properties	$17,535,742	$22,132,700	$5,078,443
Unproved oil and gas properties	37,663,366	38,489,804	29,636,056
Total capital costs	55,199,108	60,622,504	34,714,499
Accumulated depletion and depreciation	10,018,351	3,635,777	-
Impairment	3,955,854	-	-
Net capitalized costs	$41,224,903	$56,986,727	$34,714,499

(c)	Costs Incurred

For the years ended December 31	2009	2008	2007

Canada
Property acquisition costs (1)
Proved oil and gas properties	$434,434	$11,978	$701,360
Unproved oil and gas properties	-	920,926	753,333
Exploration costs (2)	1,620,802	6,643,126	4,971,693
Development costs (3)	-	15,810,717	1,513,138
Capital Expenditures	$2,055,236	$23,386,747	$7,939,524

United States
Property acquisition costs (1)
Proved oil and gas properties	$32,122	$-	$285,176
Unproved oil and gas properties	161,770	3,938,032	37,404
Exploration costs (2)	19,186	139,541	1,940,653
Development costs (3)	313,577	-	-
Capital Expenditures	$526,655	$4,077,573	$2,263,233

Total
Property acquisition costs (1)
Proved oil and gas properties	$466,556	$11,978	$986,536
Unproved oil and gas properties	161,770	4,858,958	790,737
Exploration costs (2)	1,639,988	6,782,667	6,912,346
Development costs (3)	313,577	15,810,717	1,513,138
Capital Expenditures	$2,581,891	$27,464,320	$10,202,757

(1)	Acquisitions are net of disposition of properties.
(2)	Geological and geophysical capital expenditures and drilling costs for exploration wells drilled.
(3)	Includes equipping and facilities capital expenditures.

(d)	Results of Operations of Producing Activities

For the years ended December 31	2009	2008	2007

Canada
Oil and gas sales, net of royalties and commodity contracts	$6,470,725	$4,600,959	$-
Lease operating costs and capital taxes	(2,503,571)	(1,639,245)	-
Transportation costs	(411,432)	(331,996)	-
Depletion, depreciation and accretion	(6,427,454)	(3,685,397)	-
Income taxes (1)	-	-	-
Results of operations	$(2,871,732)	$(1,055,679)	$-

United States
Oil and gas sales, net of royalties and commodity contracts	$-	$13,883	$-
Lease operating costs and capital taxes	-	-	-
Transportation costs	-	-	-
Depletion, depreciation and accretion	(9,099)	(5,542)	-
Income taxes (1)	-	-	-
Results of operations	$(9,099)	$8,341	$-

Total
Oil and gas sales, net of royalties and commodity contracts	$6,470,725	$4,614,842	$-
Lease operating costs and capital taxes	(2,503,571)	(1,639,245)	-
Transportation costs	(411,432)	(331,996)	-
Depletion, depreciation and accretion	(6,436,553)	(3,690,939)	-
Income taxes (1)	-	-	-
Results of operations	$(2,880,831)	$(1,047,338)	$-

(1)	Dejour is currently not taxable.

(e)	Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The standardized measure of discounted future net cash flows is based on estimates made by GLJ and Gustavson of net proved reserves.  Future cash inflows are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2009 and cost assumptions applied against annual future production from proved crude oil and natural gas reserves.  Future development and production costs are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2009 and assume the continuation of existing economic conditions.  Future income taxes are calculated by applying statutory income tax rates.  The Company is currently not taxable.  The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

The Company cautions users of this information that the discounted future net cash flows relating to proved oil and gas reserves are neither an indication of the fair market value of our oil and gas properties, nor of the future net cash flows expected to be generated from such properties.  The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations.  The prescribed discount rate of 10 percent is arbitrary and may not appropriately reflect future interest rates.

Standardized Measure of Discounted Future Net Cash Flows

As at December 31, 2009

(in thousands of Canadian dollars)	Canada	USA	Total

Future cash inflow	$9,033	$253,455	$262,488
Future production costs	(5,364)	(50,009)	(55,373)
Future development costs	(1,225)	(86,140)	(87,365)
Undiscounted pre-tax cash flows	2,444	117,306	119,750
Future income taxes (1)	-	(17,742)	(17,742)
Future net cash flows	2,444	99,564	102,008
Less: 10% annual discount factor	(331)	(84,057)	(84,388)

Standardized measure of discounted future net cash flow	$2,113	$15,507	$17,620

As at December 31, 2008

(in thousands of Canadian dollars)	Canada	USA	Total

Future cash inflow	$19,720	$-	$19,720
Future production costs	(11,114)	-	(11,114)
Future development costs	(1,375)	-	(1,375)
Undiscounted pre-tax cash flows	7,231	-	7,231
Future income taxes (2)	-	-	-
Future net cash flows	7,231	-	7,231
Less: 10% annual discount factor	(1,153)	-	(1,153)

Standardized measure of discounted future net cash flow	$6,078	$-	$6,078

Note (1):  In Canada, the company had significant losses carry forward that can be used to offset oil and gas production income in the anticipated future.  Therefore, no future income tax expense is included.

Note (2):  The company had significant losses carry forward that can be used to offset oil and gas production income in the anticipated future.  Therefore, no future income tax expense is included.

Changes in Standardized Measure of Discounted Future Net Cash Flows

FY 2009

(in thousands of Canadian dollars)	Canada	USA	Total

Present Value January 1, 2009	$6,078	$-	$6,078

Sales and transfers of oil and gas produced, net of production costs	(2,986)	-	(2,986)
Net changes in prices and production costs	827	-	827
Extensions, discovery, less related costs	-	15,507	15,507
Development costs incurred during the period	1,262	-	1,262
Revisions of previous quantity estimates	138	-	138
Accretion of discount	608	-	608
Net change in income taxes	-	-	-
Other	(3,814)	-	(3,814)

Present Value December 31, 2009	$2,113	$15,507	$17,620

FY 2008

(in thousands of Canadian dollars)	Canada	USA	Total

Present Value January 1, 2008	$372	$872	$1,244

Sales and transfers of oil and gas produced, net of production costs	(2,644)	(872)	(3,516)
Net changes in prices and production costs	353	-	353
Extensions, discovery, less related costs	2,661	-	2,661
Development costs incurred during the period	18,132	-	18,132
Revisions of previous quantity estimates	1,834	-	1,834
Accretion of discount	37	-	37
Net change in income taxes	-	-	-
Other	(14,667)	-	(14,667)

Present Value December 31, 2008	$6,078	$-	$6,078